UNITED STATES
SECURITES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 13G

Under the Securities Exchange Act of 1934
(Amendment No.    4     )

SEVERN BANCORP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81811M100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Melvin E. Meekins, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
374,448[1]

	6	SHARED VOTING POWER
-

	7	SOLE DISPOSITIVE POWER
374,448[1]

	8	SHARED DISPOSITIVE POWER
-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
374,448

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
None

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.7%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Includes 216,679 shares of common stock held by Mr. Meekins, 148,394 shares of common stock held by a trust with respect to which Mr. Meekins has sole voting and dispositive power and 9,375 shares of common stock issuable upon the conversion of 9,375 shares of Series A 8.0% Non-Cumulative  Convertible Preferred Stock.
2 Based on 10,067,379 shares outstanding as of December 31, 2014 and 9,375 shares of common stock that would be outstanding upon the conversion of Series A Preferred Stock beneficially owned by Mr. Meekins.

Item 1.	(a) Severn Bancorp, Inc.
(b)            200 Westgate Circle, Suite 200, Annapolis, Maryland 21401

Item 2.	(a) Melvin E. Meekins, Jr.
(b)            200 Westgate Circle, Suite 200, Annapolis, Maryland 21401
(c)            United States of America
(d)            Common Stock
(e)             81811M100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.	Ownership

By Melvin E. Meekins, Jr. (a) 374,448 (b) 3.7% (c) (i) 374,448 (ii) - (iii) 374,448 (iv) - For more information, see the responses to 5, 6, 7, 8, 9, and 11 on page 2.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on By the Parent Holding company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

February 6, 2015
Date

/s/ Melvin E. Meekins, Jr.
Melvin E. Meekins, Jr.

Exhibit A

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Severn Bancorp, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a "group" consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

Dated:	February 6, 2015	/s/ Melvin E. Meekins, Jr.
Melvin E. Meekins, Jr.